DRAFT FORM OF TAX OPINION
            [WYCHE, BURGESS, FREEMAN & PARHAM, P.A. LETTERHEAD]

                                October   , 1997

SC 29621

First Southeast Financial Corporation
201 North Main Street
Anderson, SC 29621

RE: Tax Consequences of Acquisition of First Southeast Financial Corporation by Carolina First Corporation

Ladies and Gentlemen:

    You have requested our opinion as to the federal income tax consequences of the proposed acquisition of First Southeast Financial Corporation ("FSFC"), a federal savings and loan holding company organized and existing under federal law and headquartered in Anderson, South Carolina, by Carolina First Corporation ("CFC"), a South Carolina chartered bank holding company headquartered in Greenville, South Carolina, such acquisition being effected pursuant to the terms and provisions of that certain Reorganization
Agreement (the "Reorganization Agreement"), dated July 1, 1997, entered into by CFC, FSFC, Carolina First Bank ("CFB"), which is a wholly-owned subsidiary of CFC, and First Federal Savings and Loan Association of Anderson ("FFA"), which is a wholly-owned subsidiary of FSFC.

    This opinion is delivered to you pursuant to section 8.6 of the Reorganization Agreement. Capitalized terms used herein which are defined in the Reorganization Agreement have the same meaning as in the Reorganization Agreement.

    The Reorganization Agreement provides that at the Effective Time, FSFC shall be merged with and into CFC Acquisition Company, a subsidiary of CFC formed solely for the purpose of effecting the Merger. CFC Acquisition Company will immediately be liquidated leaving FFA as a subsidiary of CFC. FFA will then be merged with and into CFB. The Merger will be consummated in accordance with applicable corporate laws of South Carolina and the federal regulations applicable to banking institutions. In the Merger, all outstanding shares of FSFC stock will be converted into and exchanged for CFC common stock according to the Exchange Ratio in the Reorganization Agreement. Cash will be paid in lieu of any fractional shares which result. Consummation of the Merger is subject to certain conditions set forth in the Reorganization Agreement.

    We are general counsel to CFC. We have acted as counsel to CFC in connection with the transactions contemplated by the Reorganization Agreement and, as such, we have participated in the negotiation and drafting of the Reorganization Agreement. As to matters of fact material to this opinion, we have made the following factual assumptions in rendering the opinion hereinafter set forth:

        (a) That the Merger will be consummated in strict compliance with the terms and conditions described in the Reorganization Agreement;

        (b) That all representations and warranties contained in the Reorganization Agreement are true and will be true as of the Effective Time and that each party to the Reorganization Agreement will perform all obligations, duties or other responsibilities agreed upon by such party therein;

        (c) That shareholders of FSFC collectively will exchange, for CFC common stock, an amount of FSFC stock which posses 100% of the total combined voting power of all classes of FSFC stock and which is 100% of the total number of shares of all classes of FSFC Stock; and that such shareholders will have no plan or intention to sell or dispose of the CFC common stock received in the Merger and will not have or exercise dissenters' rights with respect to their FSFC shares.

        (d) That CFC will acquire and hold substantially all of the properties and assets of FSFC in and after the Merger, and that no material properties or assets of FSFC were transferred or otherwise disposed of prior to the Merger other than in the ordinary course of business.

        (e) That all of the shares of CFC common stock to be received by shareholder/employees of FSFC will be received solely in exchange for FSFC common stock not acquired pursuant to the exercise of an employee stock option or otherwise as compensation.


Based upon the foregoing, we are of the opinion that:

        (1) The Merger will constitute a tax-free reorganization under
    Section 36B(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended.

        (2) No gain or loss will be recognized by CFC or FSFC in the Merger. The basis of the assets of the surviving corporation, CFC, will be unchanged.

        (3) No gain or loss for federal income tax purposes will be recognized by the shareholders of FSFC upon the exchange of their FSFC common stock for CFC common stock (disregarding any cash received for whole or fractional share interests or otherwise).

        (4) When cash is received by an FSFC shareholder in lieu of fractional shares, such cash will be treated for federal income tax purposes as having been received by such shareholder in redemption of such fractional share and therefore taxable to the extent that such distribution exceeds the shareholder's basis in such fractional share.

        (5) The tax basis of the CFC common stock so received by an FSFC shareholder in connection with the Merger who exchanged his FSFC common stock for CFC common stock will be the same as the basis in the FSFC common stock surrendered in exchange for such CFC common stock as set forth above.

        (6) The holding period of the CFC common stock received by an FSFC shareholder will include the holding period of the shares of FSFC surrendered therefor provided that the FSFC shares are capital assets in the hand of the shareholder at the time of the Merger.


    We express no opinion other than that expressly stated immediately above. This opinion is based on the current state of federal tax law as evidence by applicable statues, regulations, rulings and judicial decisions. Any of these statutes, regulations, rulings and judicial decisions can change at any time on a prospective or retroactive basis, in which event some or all of the previous opinion may become inapplicable.

    This opinion does not cover all tax consequences that may be relevant to FSFC shareholders subject to special federal income tax treatment (such as insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or foreign persons), nor does it cover state or local tax consequences.

    The opinion expressed above is solely for the benefit of FSFC and its shareholders and may not be relied on in any manner for any other purpose by any other person.

                                     Very truly yours,



                                      Wyche, Burgess, Freeman & Parham, P.A.